

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Via E-mail

Hal Compton, Jr., CEO
HASCO Medical, Inc.
141 West I-65
Service Road South
Mobile, AL 36693

     Re: HASCO Medical, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed on March 31, 2010
     File No. 000-52422

Dear Mr. Compton:

     We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          /s/ Tia Jenkins

          Tia Jenkins
          Senior Assistant Chief Accountant
          Office of Beverages, Apparel, and
          Health care Services